July 11, 2012

Tia L. Jenkins, Senior Assistant Chief Accountant
Raquel Howard, Staff Accountant
Ken Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:         Staff letter dated June 26, 2012
File No. 002-69494
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated June 26, 2012 (the “Letter”) as supplemented by various conversations among the Staff and the officers of the Company and the Company’s auditors.  The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1:  As agreed in prior correspondence and filed with our correspondence letter dated February 22, 2010, we have noted the differences between proven reserves according to 43-101 and SEC Industry Guide 7 are discussed at "Cautionary Note to U.S. Investors" at page 3 and item 1, "Description of Business," where we clearly and repeatedly state that “The Company has not established proven and probable reserves in accordance with SEC Industry Guide 7 at any of its properties.”  We explicitly note that we must also comply with the laws of the countries in which we operate and that the public should not confuse a foreign country’s use of the term “reserve” with our applicable U.S. SEC standard.  We did this after consultations with the SEC Staff.

Comment No. 2:  Our independent audit firm, Sherb & Co., have had separate discussions and correspondence with the Staff regarding their position which was taken as a result of previous dealings with the SEC on a separate client.  We are waiting for Staff response to proceed.

Comment No. 3:  We are in the process of finalizing with our independent audit firm.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com

Comment No. 4:  We are in the process of finalizing with our independent audit firm.

Comment No. 5:  We confirm that in future filings we will indicate who is signing in the capacity of principal accounting officer.

Comment No. 6:   We have filed the secured line of credit agreement referred to on page 27 and elsewhere as an exhibit to our Form 10-K.  Please refer to Exhibit 10.27 – Material Contract - (Unofficial English Translation) Mego Gold, LLC non revolving credit line from Armbusinessbank signed March 26, 2010.  This was noted with the following footnote: Incorporated herein by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed with the SEC on March 30, 2010.

Comment No. 7:  We note the typographical error with respect to the evaluation of the controls and procedures disclosure.  This letter confirms that management performed the evaluation of the disclosure controls and procedures of the Company as of March 31, 2012.  We will revise our disclosure for future filings and will ensure proper dates will appear in item 4 of all future Forms 10-Q.

The Company will incorporate all amendments in future reporting but believes that the Quarterly Reports would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman
Jan Dulman
Chief Financial Officer

cc:  Van Krikorian
       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler